UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Enviva Partners, LP

(Name of Issuer)

Common units representing limited partner interests
(Title of Class of Securities)

29414J107
(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 29414J107

1.	Names Of Reporting Person: Enviva Development Holdings, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,681,237
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,681,237
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,681,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)                                 Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Enviva Cottondale Acquisition I, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,007,454
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,007,454
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,007,454
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Enviva MLP Holdco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,897,684
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,897,684
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,897,684
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Enviva Holdings, LP
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Enviva Holdings GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Riverstone Enviva Holdings GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Riverstone Echo Rollover Holdings, L.P.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Riverstone Echo Continuation Holdings, L.P.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Riverstone Echo Rollover GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Riverstone ECF GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Riverstone Echo Partners, L.P.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Riverstone Echo GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Riverstone Holdings LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Riverstone/Gower Mgmt Co Holdings, L.P.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Riverstone Management Group, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: David M. Leuschen
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: Pierre F. Lapeyre Jr.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,586,375
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,586,375
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,586,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)           Based on 39,765,192 common units outstanding as of July 20, 2020.

CUSIP No. 29414J107

1.	Names Of Reporting Person: R/C Wood Pellet Investment Partnership, L.P.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29414J107

1.	Names Of Reporting Person: Riverstone/Carlyle Renewable Energy Partners II, L.P.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29414J107

1.	Names Of Reporting Person: R/C Renewable Energy GP II, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on December 28, 2015 (as amended to date, the “Schedule 13D”) with respect to the common units representing limited partner interests (“Common Units”) in Enviva Partners, LP (the “Issuer”).  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.                                 Identity and Background

This Amendment amends and restates Item 2 of the Schedule 13D in its entirety as follows:

(a), (f) This Schedule 13D is being filed jointly by (i) Enviva Development Holdings, LLC, a Delaware limited liability company (“Development Holdings”), (ii) Enviva Cottondale Acquisition I, LLC (“Enviva Cottondale”), a Delaware limited liability company, (iii) Enviva MLP Holdco, LLC, a Delaware limited liability company (“Enviva MLP Holdco”), (iv) Enviva Holdings, LP, a Delaware limited partnership (“Enviva Holdings”), (v) Enviva Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”), (vi) Riverstone Enviva Holdings GP, LLC, a Delaware limited liability company (“Riverstone Enviva Holdings”), (vii) Riverstone Echo Rollover Holdings, L.P., a Delaware limited partnership (“Echo Rollover Holdings”), (viii) Riverstone Echo Continuation Holdings, L.P., a Delaware limited partnership (“Echo Continuation Holdings”), (ix) Riverstone Echo Rollover GP, LLC, a Delaware limited liability company (“Echo Rollover GP”), (x) Riverstone ECF GP, LLC, a Delaware limited liability company (“ECF GP”), (xi) Riverstone Echo Partners, L.P., a Delaware limited partnership (“Echo Partners”), (xii) Riverstone Echo GP, LLC, a Delaware limited liability company (“Riverstone Echo GP”), (xiii) Riverstone Holdings LLC, a Delaware limited liability company (“Riverstone Holdings”), (xiv) Riverstone/Gower Mgmt Co Holdings, L.P., a Delaware limited partnership (“Riverstone/Gower”), (xv) Riverstone Management Group, L.L.C., a Delaware limited liability company (“Riverstone Management”), (xvi) David M. Leuschen and (xvii) Pierre F. Lapeyre Jr. (together, the “Reporting Persons”)

This Schedule 13D is also being filed jointly by (i) R/C Wood Pellet Investment Partnership, L.P., a Delaware limited partnership (“R/C Partnership”), (ii) Riverstone/Carlyle Renewable Energy Partners II, L.P., a Delaware limited partnership (“R/C Renewable Energy Partners”), and (iii) R/C Renewable Energy GP II, LLC, a Delaware limited liability company (“R/C Renewable Energy GP”, and together with R/C Partnership and R/C Renewable Energy Partners, the “Former Reporting Persons”).

(b) The principal business office for each of Development Holdings, Enviva Cottondale, Enviva MLP Holdco, Enviva Holdings, and Holdings GP is: 7200 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814.  The principal business office for each of the other Reporting Persons and Former Reporting Persons is: 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c) Information with respect to the executive officers and directors, if any, of each of the Reporting Persons (together, the “Related Persons”), including name, business address, present principal occupation or employment, the organization in which such employment is conducted and citizenship, is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

(d)-(e) During the last five years, none of the Reporting Persons or Former Reporting Persons, nor, to the knowledge of the Reporting Persons or Former Reporting Persons, none of the Related Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

The information set forth in Item 4 with regard to the July 2020 Transfer (as defined in Item 4) is incorporated herein by reference.

Item 4.                                 Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

On July 22, 2020, R/C Partnership transferred its interest in Holdings GP to Riverstone Enviva Holdings (the “July 2020 Transfer”).  As a result, Riverstone Enviva Holdings became the sole member of Holdings GP, which is the general partner of Enviva Holdings, which is the sole member of each of the Common Unit Holders (as defined below).

Also as a result of the July 2020 Transfer, R/C Partnership, R/C Renewable Energy Partners and R/C Renewable Energy GP may no longer be deemed to beneficially own any of the Common Units held of record by the Common Unit Holders.

Mr. Leuschen and Mr. Lapeyre Jr. are the managing directors of Riverstone Management and have or share voting and investment discretion with respect to the securities beneficially owned by Riverstone Management, which is the general partner of Riverstone/Gower, which is the sole member of Riverstone Holdings, which is the sole member of Riverstone Echo GP, which is the general partner of Echo Partners, which is the sole member of each of ECF GP and Echo Rollover GP.  ECF GP is the general partner of Echo Continuation Holdings.  Echo Rollover GP is the general partner of Echo Rollover Holdings.  Riverstone Enviva Holdings is managed by its members, Echo Continuation Holdings and Echo Rollover Holdings.  Following the July 2020 Transfer, Riverstone Enviva Holdings is the sole member of Holdings GP, which is the general partner of Enviva Holdings, which is the sole member of each of (i) Development Holdings, which owns 1,681,237 Common Units, (ii) Enviva MLP Holdco, which owns 5,897,684 Common Units and a 100% limited liability company interest in Enviva Partners GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), and (iii) Enviva Cottondale, which owns 6,007,454 Common Units (Development Holdings, Enviva MLP Holdco and Enviva Cottondale together, the “Common Unit Holders”).  Enviva Holdings also indirectly owns 100% of the incentive distribution rights representing limited partner interests in the Issuer.  As such, each of Mr. Lapeyre, Mr. Leuschen, Riverstone Management, Riverstone/Gower, Riverstone Holdings, Riverstone Echo GP, Echo Partners, ECF GP, Echo Rollover GP, Echo Continuation Holdings, Echo Rollover Holdings, Riverstone Enviva Holdings, Holdings GP and Enviva Holdings, may be deemed to have or share beneficial ownership of the securities held of record by the Common Unit Holders.

Item 5.                                 Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Schedule 13D in its entirety as follows:

(a)-(b)     The percent of class provided for each Reporting Person below is based on 39,765,192 Common Units outstanding as of July 20, 2020.

1.              Enviva Development Holdings, LLC

A.            Amount beneficially owned:  1,681,237

B.            Percent of class:  4.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 1,681,237
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 1,681,237
iv.	Shared power to dispose or to direct the disposition of: 0

2.              Enviva Cottondale Acquisition I, LLC

A.            Amount beneficially owned:  6,007,454

B.            Percent of class:  15.1%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 6,007,454
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 6,007,454
iv.	Shared power to dispose or to direct the disposition of: 0

3.              Enviva MLP Holdco, LLC

A.            Amount beneficially owned:  5,897,684

B.            Percent of class:  14.8%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 5,897,684
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 5,897,684
iv.	Shared power to dispose or to direct the disposition of: 0

4.              Enviva Holdings, LP

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

5.              Enviva Holdings GP, LLC

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

6.              Riverstone Enviva Holdings GP, LLC

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

7.              Riverstone Echo Rollover Holdings, L.P.

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

8.              Riverstone Echo Continuation Holdings, L.P.

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

9.              Riverstone Echo Rollover GP, LLC

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

10.       Riverstone ECF GP, LLC

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

11.       Riverstone Echo Partners, L.P.

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

12.       Riverstone Echo GP, LLC

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

13.       Riverstone Holdings LLC

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

14.       Riverstone/Gower Mgmt Co Holdings, L.P.

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

15.       Riverstone Management Group, L.L.C.

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

16.       David M. Leuschen

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

17.       Pierre F. Lapeyre Jr.

A.            Amount beneficially owned:  13,586,375

B.            Percent of class:  34.2%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 13,586,375
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 13,586,375
iv.	Shared power to dispose or to direct the disposition of: 0

(c)   Except for the July 2020 Transfer, none of the Reporting Persons, Former Reporting Persons or Related Persons have effected any transactions in the Common Units during the past sixty days.

(d)   Not applicable.

(e)   Following the July 2020 Transfer, the Former Reporting Persons ceased to be the beneficial owners of any Common Units.

Item 7.   Material to Be Filed as Exhibits

This Amendment supplements Item 7 of the Schedule 13D as follows:

Exhibit Number	Description of Exhibit
99.7	Joint Filing Agreement, dated July 22, 2020

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  July 22, 2020

ENVIVA COTTONDALE ACQUISITION I, LLC

By:	/s/ Jason E. Paral
Name:	Jason E. Paral
Title:	Vice President, Associate General Counsel, Chief Compliance Officer and Secretary

ENVIVA MLP HOLDCO, LLC

By:	/s/ Jason E. Paral
Name:	Jason E. Paral
Title:	Vice President, Associate General Counsel, Chief Compliance Officer and Secretary

ENVIVA HOLDINGS, LP

By Enviva Holdings GP, LLC, its general partner

By:	/s/ Jason E. Paral
Name:	Jason E. Paral
Title:	Vice President, Associate General Counsel, Chief Compliance Officer and Secretary

ENVIVA HOLDINGS GP, LLC

By:	/s/ Jason E. Paral
Name:	Jason E. Paral
Title:	Vice President, Associate General Counsel, Chief Compliance Officer and Secretary

ENVIVA DEVELOPMENT HOLDINGS, LLC

By:	/s/ Jason E. Paral
Name:	Jason E. Paral
Title:	Vice President, Associate General Counsel, Chief Compliance Officer and Secretary

RIVERSTONE ECHO GP, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO PARTNERS, L.P.

By Riverstone Echo GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECF GP, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO ROLLOVER GP, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO CONTINUATION HOLDINGS, L.P.

By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO ROLLOVER HOLDINGS, L.P.

By Riverstone Echo Rollover GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ENVIVA HOLDINGS GP, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE HOLDINGS LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

RIVERSTONE/GOWER MGMT CO HOLDINGS, L.P.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

RIVERSTONE MANAGEMENT GROUP, L.L.C.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

R/C WOOD PELLET INVESTMENT PARTNERSHIP, L.P.

By Riverstone/Carlyle Renewable Energy Partners II, L.P., its general partner

By R/C Renewable Energy GP II, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

RIVERSTONE/CARLYLE RENEWABLE ENERGY PARTNERS II, L.P.

By R/C Renewable Energy GP II, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

R/C RENEWABLE ENERGY GP II, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

/s/ David M. Leuschen
David M. Leuschen

/s/ Pierre F. Lapeyre Jr.
Pierre F. Lapeyre Jr.

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below.  The present principal occupation or employment of each of the executive officer and directors of the Reporting Persons also set forth below.

Riverstone Management Group, L.L.C.

Riverstone/Gower Mgmt Co Holdings, L.P.

Riverstone Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	(1)	United States
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	(1)	United States

Enviva Holdings GP, LLC

Directors

Name	Present Principal Occupation or Employment	Business Address	Citizenship
John K. Keppler	President and Chief Executive Officer of Enviva Management Company, LLC	(2)	United States
Fauzul Lakhani	Principal of Riverstone Holdings LLC	(1)	United States
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	(1)	United States
Carl L. Williams	Partner at Riverstone Holdings LLC	(1)	United States

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
John K. Keppler	President and Chief Executive Officer of Enviva Management Company, LLC	(2)	United States
Shai S. Even	Executive Vice President and Chief Financial Officer of Enviva Management Company, LLC	(2)	United States
Yanina A. Kravtsova	Executive Vice President, Communications, Public and Environmental Affairs of Enviva Management Company, LLC	(2)	United States
Joseph N. Lane	Executive Vice President, Human Capital of Enviva Management Company, LLC	(2)	United States
Thomas Meth	Executive Vice President, Sales and Marketing of Enviva Management Company, LLC	(2)	United States
William H. Schmidt, Jr.	Executive Vice President, Corporate Development and General Counsel of Enviva Management Company, LLC	(2)	United States
E. Royal Smith	Executive Vice President, Operations of Enviva Management Company, LLC	(2)	United States

Enviva Cottondale Acquisition I, LLC

Enviva MLP Holdco, LLC

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
John K. Keppler	President and Chief Executive Officer of Enviva Management Company, LLC	(2)	United States
Shai S. Even	Executive Vice President and Chief Financial Officer of Enviva Management Company, LLC	(2)	United States
Yanina A. Kravtsova	Executive Vice President, Communications, Public and Environmental Affairs of Enviva Management Company, LLC	(2)	United States
Joseph N. Lane	Executive Vice President, Human Capital of Enviva Management Company, LLC	(2)	United States
Thomas Meth	Executive Vice President, Sales and Marketing of Enviva Management Company, LLC	(2)	United States
William H. Schmidt, Jr.	Executive Vice President, Corporate Development and General Counsel of Enviva Management Company, LLC	(2)	United States
E. Royal Smith	Executive Vice President, Operations of Enviva Management Company, LLC	(2)	United States

(1)         c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019

(2)         7200 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814